Exhibit 99.1 - Explanation of Responses


(1) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), converted 49,473.38 shares of Series A Convertible Preferred Stock on January 2, 2009, at a fixed initial conversion rate of 10.194210419 shares of Common Stock per share of Series A Convertible Preferred Stock, resulting in the issuance to the reporting person of 504,342 shares of Common Stock. On the same day, the reporting person transferred all 504,342 shares of Common Stock to Ryan Craig, a director of the issuer, which shares were earned as compensation for past services rendered as a WP VIII representative to the issuer's board of directors and as an independent consultant to the issuer. The issuer's Series A Convertible Preferred Stock was convertible into shares of Common Stock at any time and had no expiration date.

(2) As of the date hereof, WP VIII is the direct record owner of 34,589,220 shares of Common Stock issuable upon conversion of its 19,283,526.62 shares of Series A Preferred Stock and after giving effect to its sale of Common Stock in the issuer's initial public offering, which includes the exercise in full of the underwriters' over-allotment option. Warburg Pincus Partners, LLC, a New York limited liability company ("WP Partners"), a direct subsidiary of Warburg Pincus & Co., a New York general partnership ("WP"), is the general partner of WP VIII. WP is the managing member of WP Partners. WP VIII is managed by Warburg Pincus LLC, a New York limited liability company ("WP LLC"). The members of WP LLC are substantially the same as the partners of WP. WP VIII, WP Partners, WP and WP LLC are collectively referred to as the "Warburg Pincus Entities." Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Entities. Each of the Warburg Pincus Entities, Mr. Kaye and Mr. Landy have shared voting and investment control of all of the shares of stock referenced above. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy may be deemed to be the beneficial owners of Common Stock held by WP VIII. Each of Mr. Kaye, Mr. Landy, WP VIII, WP Partners, WP and WP LLC disclaims beneficial ownership of the stock except to the extent of any indirect pecuniary interest therein.

WP VIII, WP Partners, WP and WP LLC are directors-by-deputization solely for purposes of Section 16 of the Exchange Act.

(3) The reporting person converted 19,283,526.62 shares of Series A Convertible Preferred Stock on April 20, 2009, at a conversion price equal to $0.07 and a conversion rate of 2.265380093 shares of Common Stock per share of Series A Convertible Preferred Stock, resulting in the issuance to the reporting person of 43,684,517 shares of Common Stock, which reflects the 1-for-4.5 reverse stock split of the Common Stock that was effected by the issuer on March 31, 2009.

(4) The issuer's Series A Convertible Preferred Stock was convertible into shares of its Common Stock at any time and had no expiration date. The Series A Convertible Preferred Stock was convertible into shares of Common Stock at a conversion price equal to $0.07 and a conversion rate of 2.265380093 shares of Common Stock per share of Series A Convertible Preferred Stock, which reflects the 1-for-4.5 reverse stock split of the Common Stock that was effected by the issuer on March 31, 2009.